SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No          X

News Release	November 7, 2007 at 14.30 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso announces support actions for employees affected by the planned restructuring measures in Finland

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it has launched actions, in close co-operation with the local employment and business centres and the Finnish government, to support the employees affected by the planned restructuring measures in Finland announced on 25 October 2007. The planned actions described below, which includes financial and other resource support for re-employment, retraining and relocation, as well as start-up assistance for new businesses, is being proposed as part of the codetermination negotiations at Kymenlaakso and Kemijärvi.

“We said in our press release of 25 October announcing the planned mill closures and staff reductions that Stora Enso will together with the local authorities, proactively, and beyond the requirements of the applicable labour laws, help the affected employees to find alternative employment in existing and potential new businesses. Whereas financial support has all along been part of the restructuring plan, we believe announcing individual financial sums before the co-determination negotiations would not be in the best interest of our employees, so we wanted the local representatives of our employees to be the first to hear our actual, concrete proposals. We have worked collaboratively with the government representatives and local employment authorities since 25 October in order to maximise the benefit of these support actions on affected employees and their families. The proposed actions includes the most important steps we have identified to help our employees through this difficult process of change,” says Aulis Ansaharju, Country Manager Finland and EVP Fine Paper.

Stora Enso will assist in the development of ideas for new businesses and new jobs in Kymenlaakso and Kemijärvi. Stora Enso will also financially support temporary projects undertaken jointly with local employment and economic development centres and municipalities.

Stora Enso has today committed EUR 5 million for the actions in Kemijarvi and Kymenlaakso to support the programme already announced by the Finnish government.

Stora Enso will use its internal job market to help employees willing and able to relocate to find alternative employment within the Group. For employees made redundant, Stora Enso will also extend the period for offering re-employment from the legally obligatory nine months to twenty-four months.

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

Stora Enso also plans to offer the following:

•	Stora Enso will help and financially support retraining of redundant employees to enable them to find alternative employment.

•	Stora Enso will assist in the creation of new businesses. Some early ideas have been raised; announcements will be made when real agreements with the creation of new jobs have been reached

•	Stora Enso will pay reasonable relocation expenses during the obligatory re-employment period and pay one month’s salary to cover resettlement expenses.

•

If an employee finds a new job during the term of notice, Stora Enso will enable the employee to start the new job as soon as possible, and continue to pay the employee’s salary until the end of the term of notice.

•	occupational health care:

¡	Any treatments in progress will be completed and retiring or redundant personnel can utilise Stora Enso’s occupational health care services for one year after their employment ends.

¡	Redundant personnel can if required take a medical test before leaving the company at Stora Enso’s expense.

Stora Enso is also preparing corresponding actions, adapted to local practices, to support employees in other affected countries. Further updates on progress of supporting our employees affected will be given in due course.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel